Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

November 29, 2021

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 36 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 36 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

Exhibit F
Addendum F-17 IEX RMO Application Retail Order Attestation

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addendum currently on file with the Commission. Please contact me with any questions. Thank you.

Regards

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Jeanette Marshall, Division of Trading and Markets; Marlene Olsen, Division of Trading and Markets

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/29/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

21009424

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/21
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/29/2021 (MM/DD/YY) — Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) — Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires ______________ County of ________________ State of ________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

Investors' Exchange LLC

Date of filing: November 29, 2021

Date as of which the information is accurate: November 29, 2021

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Subscriber Agreement and Forms.

Addendum F-11 has been retired.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

Addendum F-17

IEX RETAIL MEMBER ORGANIZATION APPLICATION

Instructions: Completion of this Application and Attestation, and approval by the Investors Exchange (“IEX” or the “Exchange”), is required prior to a Member (“Applicant”) being qualified as a Retail Member Organization pursuant to IEX Rule 11.232(b). The criteria required to be approved as a Retail Member Organization are set forth below. Only an approved Retail Member Organization is eligible to send a Retail order to IEX pursuant to IEX Rule 11.232(a)(2) for participation in IEX’s Retail Price Improvement Program (“Retail Program”). To qualify as a Retail Member Organization, an Applicant must either conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of the Retail Program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis. Supporting documentation sufficient to demonstrate the retail nature of your order flow must be provided. Supporting documentation includes sample marketing literature, website screenshots, and any other documentation and information requested by IEX to confirm that the Applicant’s order flow would meet the requirements of the Retail order definition.

Upon receipt of a completed Retail Member Organization Application and Attestation, and supporting documentation, IEX will promptly notify the Applicant in writing as to whether the application was approved or disapproved. An Applicant may appeal a disapproval of its application pursuant to the procedures set forth in IEX Rule 11.232(d).

Please update the Equities Port Request Form[1] (“Port Request”) to designate any of the Applicant’s order entry sessions to exclusively submit Retail orders to IEX (if approved as a Retail Member Organization). Retail orders submitted to IEX through an order entry session designated as exclusively for Retail orders do not need to be individually designated as Retail orders. An Applicant or the service bureau[2] through which the Applicant connects to IEX (if applicable), may also update the Port Request to identify which of the Applicant’s order entry ports should be enabled to submit Retail orders to IEX on a nonexclusive basis.

A “Retail” order is an agency or riskless principal order (that satisfies FINRA Rule 5320.03) that originates from a natural person and is submitted to IEX by a Retail Member Organization, provided that no change is made to the terms of the order with respect to price (except in the case that a market order is changed to a marketable limit order) or side of market and the order does not originate from a trading algorithm or any other computerized methodology. A Retail order must be a Discretionary Peg order or Midpoint Peg order, with a Time-in-Force of Immediate or Cancel (“IOC”) or “Fill or Kill” (“FOK”).[3] For an order marked as “Retail” that doesn’t meet the above criteria, the “Retail” modifier will be disregarded, and the order will be handled otherwise in accordance with IEX rules.

Please see IEX Rules 11.190(b)(14) and (15) and 11.232 for a complete description of and requirements applicable to Retail orders, the requirements applicable to Retail Member Organizations, and other terms and requirements of the IEX Retail Program. A link to the IEX rulebook is available here.

Please note: A Retail Member Organization may use an algorithm to send or to determine whether or

[1] Available at https://iextrading.com/docs/IEX Equities Port Request Form.pdf
[2] Service bureaus must update their Port Request(s) for any order entry sessions used exclusively to submit Retail orders.
[3] Retail orders are also eligible to execute against resting displayed odd lot orders priced more aggressively than the midpoint price.

not to send a Retail order to the Exchange provided that the Retail Member Organization assures that the Retail order meets the underlying rule requirements (including that the Retail order itself did not originate from a trading algorithm).

Please contact IEX Market Operations at marketops@iextrading.com for further guidance.

1. Member Information

Name of Member Firm (“Applicant”):	
Web CRD Number:	
Business Address:	
Business Contact Name:	
Business Contact Phone:	
Business Contact E-Mail:	

2. Attestation Regarding Retail Member Organization Supervisory Requirements

By executing this Application, Applicant attests that substantially all orders submitted by Applicant to IEX as a Retail order would meet the qualifications for such orders under IEX Rules 11.190(b)(15) and 11.232.

Applicant further attests that it understands the requirements applicable to Retail Member Organizations, will comply with such requirements, and that it has in place written supervisory procedures pursuant to IEX Rule 11.232(b)(6) and reasonable policies and procedures pursuant to IEX Rule 11.190(b)(15).

Applicant understands that IEX rules are subject to change, in accordance with Section 19(b) of the Securities and Exchange Act of 1934, and Rule 19b-4 thereunder. IEX will notify any Applicant approved as an IEX Retail Member Organization of any such changes. Applicant attests that if it continues to send Retail orders to IEX after effectiveness of any such changes it will comply with such amended rules.

Name (Printed) *Authorized Signatory of Applicant*	
Name (Signature) *Authorized Signatory of Applicant*	
Title	
Date	

Please return this completed Application and Attestation, and supporting documentation, to IEX Market Operations via email at marketops@iextrading.com.